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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                    For Period Ended: August 2, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                     DAIRY MART CONVENIENCE STORES, INC.
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Full Name of Registrant


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Former Name if Applicable

                              210 BROADWAY EAST
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Address of Principal Executive Office (STREET AND NUMBER)

                          CUYAHOGA FALLS, OHIO 44222
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_      (b)    The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

During the second fiscal quarter ended August 2, 1997, the Company completed the sale of 156 convenience store and retail gasoline locations in the northeastern United States. The Company required additional time to appropriately reflect the transaction in the financial statements and footnotes thereto. Accordingly, the Company was unable to file the Form 10-Q for the fiscal quarter ended August 2, 1997 by the required due date.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gregory G. Landry                 330                922-7206
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   ___ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         It is anticipated that the results of operations will reflect an approximate $1.1 million decrease in net income for the current second fiscal quarter ended August 2, 1997 in comparison to the corresponding second fiscal quarter of the prior year. Additionally, it is anticipated that net income will decrease approximately $0.7 million for the current two fiscal quarters ended August 2, 1997 in comparison to the corresponding year-to-date period of the prior year. These decreases in net income are due in part to the sale of 156 convenience store and retail gasoline locations by the Company in the current year second fiscal quarter in comparison to their inclusion for the second fiscal quarter and year-to-date period of the prior year.


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                     Dairy Mart Convenience Stores, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 16, 1997              By /s/ Gregory G. Landry
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                                       Gregory G. Landry, Executive
                                       Vice President and Chief
                                       Financial Officer